SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K/A

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of April, 2014
Commission File Number 1-14668

COMPANHIA PARANAENSE DE ENERGIA
(Exact name of registrant as specified in its charter)

Energy Company of Paraná
(Translation of Registrant's name into English)

Rua Coronel Dulcídio, 800
80420-170 Curitiba, Paraná
Federative Republic of Brazil
(5541) 3222-2027
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.  Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

2013 Results

Curitiba, Brazil, March 17, 2014 – Companhia Paranaense de Energia - COPEL (BM&FBovespa: CPLE3, CPLE5, CPLE6 / NYSE: ELP / LATIBEX: XCOP), a company that generates, transmits, distributes and sells power, announces its 2013 results.

COPEL’s consolidated balance sheet presents the figures of its wholly owned subsidiaries, controlled companies, investees and consortium. The consolidated financial statements were prepared in accordance with International Financial Reporting Standards (IFRS) issued by the International Accounting Standards Board (IASB), and with the accounting practices adopted in Brazil.

Highlights

	4Q13	3Q13	4Q12	Var. %	2013	2012	Var. %
	(1)	(2)	(3)	(1/3)	(4)	(5)	(4/5)
Operating Revenues (R$ million)	2,444	2,255	2,401	1.8	9,180	8,493	8.1
Operating Income (R$ million)	147	399	(195)	175.1	1,507	973	54.9
Net Income (Loss) (R$ million)	178	273	(97)	282.8	1,101	727	51.6
Earnings per share (R$)	0.65	1.00	-	-	4.02	2.65	51.6
EBITDA (R$ million)	262	463	56	364.3	1,829	1,549	18.1
Return on Shareholders' Equity (annualized)	5.6%	9.1%	-	-	8.5%	5.9%	45.0
Energy Supply (GWh)	6,878	6,727	6,310	9.0	27,008	24,652	9.6
Capex¹	573	369	859	(33.3)	1,937	1,903	1.8
Values subject to rounding adjustments. ¹ Includes contributions and advances for future investments

The Company’s shares and main indexes presented the following variations in the period:
Ticker	Price 12/31/2013	Var. % year	Index	Points 12/31/2013	Var. % year
CPLE3 (common / BM&FBovespa)	R$ 22.30	(11.5)	Ibovespa	51,507	(15.5)
CPLE6 (preferred B / BM&FBovespa)	R$ 30.53	(3.7)	IEE	26,250	(8.8)
ELP (ADS / Nyse)	US$ 13.14	(14.4)	Dow Jones	16,577	26.5
XCOP (preferred B / Latibex)	€ 9.50	(18.2)	Latibex	2,076	(20.0)

subject to roundings.

LIST OF CONTENTS

1. General Information	3
2. 2013 Income Statement	6
2.1 Operating Revenue	6
2.2 Operating Costs and Expenses	7
2.3 Equity in the Earnings of Subsidiaries	9
2.4 EBITDA	9
2.5 Financial Result	10
2.6 Consolidated Net Income	10
3. Balance Sheet and Investment Program	10
3.1 Assets	10
3.1.1 Current and Non-current Assets	10
3.1.2 Cash, Cash Equivalents and Bonds Securities	11
3.1.3 CRC Transferred to the State of Paraná	11
3.1.4 Accounts Receivable Related to the Concession Extension	12
3.2 Liabilities	13
3.2.1 Current and Non-current Liabilities	13
3.2.2 Debt and Shareholders’ Equity	13
3.2.3 Payables related to the Concession – Use of Public Property	14
3.2.4 Provisions for Legal Claims	15
3.3 Investment Program	16
4. Shareholding Structure	17
5. Consolidated Financial Statements	18
5.1 Assets	18
5.2 Liabilities	19
5.3 Income Statement	20
5.4 Cash Flow	21
6. Financial Statements – Wholly Owned Subsidiaries	22
6.1 Assets	22
6.2 Liabilities	23
6.3 Income Statement – Copel Geração e Transmissão	24
6.4 Income Statement – Copel Distribuição	25
6.5 Income Statement – Copel Telecom	26
7. Financial Statements – Segregated by Company	27
7.1 Assets	27
7.2 Liabilities	29
7.3 Income Statement	31
8. Power Market	33
8.1 Captive Market	33
8.2 Grid Market (TUSD)	34
9. Supplementary Information	37
9.1 Tariffs	37
9.2 Main Operational Indicators on December 31, 2013	39
9.3 Main Financial Indicators on December 31, 2013	40
9.4 2013 Results Conference Call	40

subject to roundings.

1. General Information

COPEL’s net income totaled R$1,101.4 million in 2013, 51.6% up on the R$726.5 million recorded in 2012, chiefly due to (i) higher revenue from electricity sales to final customers and distributors, and (ii) lower costs related to personnel and charges for the use of the main distribution and transmission grid in the period. The increase in the financial result also contributed to the period upturn in net income. For further information, please refer to item 2.

The table below summarizes the highlights for the period:

	4Q13	3Q13	4Q12	Var. %	2013	2012	Var. %
Consolidated Result - Effect CVA (R$ million)	(1)	(2)	(3)	(1/3)	(4)	(5)	(4/5)
Gross CVA Effect	298	(18)	177	68.1	394	143	176.3
Net CVA Effect ¹	196	(12)	117	68.1	260	94	176.3
EBITDA	262	463	56	364.3	1,829	1,549	18.1
Adjusted EBITDA by Regulatory Assets and Liabilities	560	445	234	139.8	2,224	1,692	31.4
Net Income	178	273	(97)	282.8	1,101	727	51.6
Adjusted Net Income by Regulatory Assets and Liabilities²	375	261	19	-	1,362	821	65.9

	4Q13	3Q13	4Q12	Var. %	2013	2012	Var. %
Economic and Financial Indicators	(1)	(2)	(3)	(1/3)	(4)	(5)	(4/5)
EBITDA Margin	10.7%	20.5%	2.4%	356.1	19.9%	18.2%	9.6
Adjusted EBITDA Margin	22.9%	19.7%	9.7%	135.5	24.2%	19.9%	21.6
Operating Margin	6.0%	17.7%	-	-	16.4%	11.5%	43.3
Net Margin	7.3%	12.1%	-	-	12.0%	8.6%	40.3
Adjusted Net Margin	15.3%	11.6%	0.8%	-	14.8%	9.7%	53.5
¹ Estimated net value: gross value minus 34%of inco me tax. ² Adjusted by net CVA effect.

The table below shows the trends for the main indicators:

Average Rates (BRL / MWh)	Dec/13	Sep/13	Jun/13	Mar/13	Dec/12	Sep/12
Power Purchase Average Rate - Copel Distribuição	132.65	132.57	129.59	121.99	115.08	115.04
Retail Average Rate - Copel Distribuição	225.33	227.53	206.15	205.68	245.80	243.80
Sales to Distributors Average Rate - Copel GeT	127.42	126.19	120.84	118.38	98.69	97.70

Indicators	Dec/13	Sep/13	Jun/13	Mar/13	Dec/12	Sep/12
Equity	12,929	13,116	12,942	12,757	12,362	12,800
Net debt	2,280	1,370	1,066	1,409	1,038	919
Book Value per Share	47.24	47.93	47.29	46.62	45.17	46.77
Net debt/ Shareholders' Net Equity	35.1%	26.8%	25.2%	25.6%	26.4%	17.4%
Current Liquidity	1.40	1.45	1.57	1.64	1.65	1.55

subject to roundings.

Economic Sustainability Plan – Copel Distribuição

In October, Copel Distribuição submitted to Aneel an Action Plan that will underpin the financial rebalancing and economic sustainability of the distribution segment's concession. The Plan includes annual reductions of 6% in Copel Distribuição’s costs with personnel, materials, services and others between 2013 and 2017. Operating costs are expected to decrease by R$ 300.0 million by 2015.

In 2013, the cost savings achieved, excluding the non-recurring effect of accounting physical adjustments, was R$ 111,1 million. The main contribution to this result is due to the reduction in personnel expenses (including post employment benefits), which reached R$ 108.4 million in 2013, the result (a) reduction through Voluntary Redundancy Program, 638 employees, equivalent to 8.9% in the staff of the Subsidiary, and (b) the elimination of 163 managerial positions as a result of the restructuring implemented by Copel Distribuição as of April 2013.

We expect savings of R$ 100 million for 2014, due to the reduction in the workforce and maintenance of the Voluntary Redundancy Program and initiatives to reduce costs with materials, services and others.

In order to improve Subsidiary capital structure, the CRC credits that Copel Distribuição held jointly with the Government were transferred to COPEL (Holding Company), upon the settlement of a loan between the Companies and the transfer of funds equivalent to R$ 468.3 million to the Distributor’s cash, to be made in 1Q14. This guarantees a solid capital structure to the Subsidiary in the coming years.

Changes in the Board of Executive Officers’ COPEL

On March 12, 2014 , Mr. Antonio Sergio de Souza Guetter took over as Director of Finance and Investor Relations Officer of COPEL. Mr. Guetter is civil engineer, graduated from the Federal University of Paraná and was the Chief Executive Officer of Copel Renováveis S.A. He made his career at COPEL, has an Executive MBA in Finance (from ISPG) and in Administration (from PUC/ISAD). Between 2011 and 2013, worked at Fundação Copel de Previdência e Assistência Social, an social security entity linked to COPEL, where he was Chief Executive Officer and Chief Administration and Security Officer.

On the same date, Mr. Luiz Antonio Leprevost took over as Chief Executive Officer of the Copel Renováveis. Lawyer, Mr. Leprevost served as Deputy Director of the same company.

As early as February 10, 2014, Mr. Sergio Luiz Lamy took over as the new Chief Executive Officer of Copel Geração e Transmissão (Copel GeT). Electrical engineer career within the Company, Mr. Lamy also as superintendent of the Consórcio Cruzeiro do Sul, responsible for construction Mauá HPP.

Wind Farms – Acquisition of the Wind Farm Portfolio

The 143th Board of Directors’ Meeting held on December 11, 2013 approved the acquisition for R$ 160 million of Galvão Energia e Participações S.A.’s wind farm portfolio, totaling 553 MW, including a 50.1% interest in São Bento Energia (94 MW) – in the operational stage – and the Cutia Wind Farm Complex projects (129 MW), projects in which COPEL already had a 49.9% interest.

subject to roundings.

The acquisition represents the consolidation of a Wind Farm Complex 100% owned by COPEL in Rio Grande do Norte State, composed by 11 wind farms already built or at the construction stage, totaling an installed capacity of 277.6 MW, as shown below:

Wind Farm	Assured Power (Average MW)	Installed Capacity (MW)	Price ¹	Start up	CAPEX (R$ million)	Premium Value (R$ million)	Wind farm location	Expiration of Authorization
2º LFA 2010 ²	98.5	202.0	134.98		782.3	340.6
Boa Vista [3,4]	6.3	14.0	137.99	Sep/13	382.4	123.5	São Bento do Norte	4/26/2046
Olho d'Água [3,4]	15.3	30.0	133.97				São Bento do Norte	5/21/2046
São Bento do Norte [3,4]	14.6	30.0	133.97				São Bento do Norte	5/18/2046
Farol [3,4]	10.1	20.0	133.97				São Bento do Norte	4/19/2046
Nova Euros IV	13.7	27.0	135.40	Mar/15	399.9	217.1	Touros	4/27/2046
Nova As a Branca I	13.2	27.0	135.40				S. Mi guel Gostoso	4/25/2046
Nova As a Branca II	12.8	27.0	135.40				Parazinho	5/31/2046
Nova As a Branca III	12.5	27.0	135.40				Parazinho	5/31/2046
4º LER 2011 [5]	40.7	75.6	101.81		286.6	68.9
Santa Maria	15.7	29.7	101.98	Jul/14	286.6	68.9	João Câmara	5/8/2047
Santa Helena	16.0	29.7	101.98				João Câmara	4/4/2047
Ventos de Santo Uriel	9.0	16.2	101.19	Mar/15			João Câmara	4/9/2047
Total	139.2	277.6	125.28		1,068.9	409.5

CDE (Energy Development Account) Funds

The Brazilian government issued Decree 7945/2013, which establishes the transfer of CDE funds to cover costs arising from: (a) exposure to the spot market, limited to the amount not covered by the allocation of quotas; (b) the hydrological risk of the quotas; (c) System Service Charges – ESS (dispatch of thermal power plants for energy security); and (d) the positive result from the account for compensation of Portion A – CVA in the tariff processes in the twelve months subsequent to March 8, 2013. The amounts contributed by CDE were recognized as compensation of electricity costs and charges for the use of the main distribution and transmission grid, as detailed in notes 31.1 and 31.2 of our Financial Statements (DFs).

In 2013, the Company received R$ 827.3 million in CDE funds, being (a) R$ 294.1 million related to the compensation of electricity costs, (b) R$ 319.6 million related to the compensation of charges for the use of the main distribution and transmission grid, e (c) R$ 213.6 million to cover tariff discounts, as set forth by Decree 7891/2013.

On March 7, 2014, the Brazilian government issued Decree 8203, amending Decree 7945/2013 and allowing the transfer of CDE funds to cover costs arising from the involuntary exposure of distributors in January 2014. Pursuant to Aneel Order 515/14, R$ 114.6 million were transferred to Copel Distribuição.

subject to roundings.

Araucária Thermal Power Plant – Lease Agreement

On January 31, 2014, the lease agreement for the Araucária Thermal Power Plant, entered into between UEG Araucária and PETROBRAS expired and was not renewed. As a result, since February 1, 2014, the plant’s operation has been under the responsibility of UEGA, a subsidiary of COPEL, which retains 80% of its capital (the remaining 20% is held by PETROBRAS). The Araucária Thermal Power Plant does not have an availability agreement and operates under the merchant model, in which revenue depends on the plant’s operation. The plant's unit variable cost is R$ 695.81/MWh, as approved by Aneel Order 476, of February 27, 2014.

Accounting Changes

As of the fiscal year begun on January 1, 2013, new rules are being applied to the preparation of financial statements, with effects mainly on (a) investments in investees, controlled companies and jointly controlled companies, and (b) employee benefits. For detailed information on these changes, please refer to note 3 of our DFs.

2. 2013 Income Statement

2.1 Operating Revenue

In 2013, “operating revenue” reached R$ 9,180.2 million, 8.1% up on the R$ 8,493.3 million recorded in 2012. The most important variations were:

(i) the 27.4% increase in revenue from “electricity sales to final customers”, which reflects only actual sales revenues, excluding the distribution grid tariff (TUSD), chiefly due to (a) the 9.55% tariff increase as of June 24, 2013, and (b) the effects of Copel Distribuição’s tariff revision, on June 24, 2012, which led to a change in the tariff structure, increasing the percentage of revenue booked under “electricity sales to final customers”, reducing the percentage booked under “use of the main distribution and transmission grid”, and (c) the 190.8% upturn in Copel GeT’s electricity sales in the free market;

subject to roundings.

(ii) the 19.0% increase in "electricity sales to distributors”, resulting from (a) higher power allocation to the spot market (CCEE), and (b) the increased volume of bilateral agreements, partially offset by lower revenue from CCEAR, due to the maturity of agreements in the regulated environment;

(iii) the 28.3% decline in “use of the main distribution and transmission grid” (TUSD and TUST revenue), due to (a) Copel Distribuição’s periodic tariff revision, in effect as of June 24, 2012, and (b) the extension of the agreements for transmission assets, which led to a reduction of approximately R$ 189 million in Copel GeT’s Annual Permitted Revenue, partially offset by the 4.2% upturn in Copel Distribuição’s grid market;

(iv) the 43.5% increase in “construction revenue”, due to the booking of investments in construction services and improvements to electricity distribution and transmission infrastructure;

(v) the 12.5% upturn in “revenues from telecommunications”, due to the expansion of the area of operations and the provision of services to new customers, especially in the individual segment. In 2013, the customer base increased by 163.3%, from 3,141  in December 2012 to 8,270 in December 2013;

(vi) the 13.4% increase in “distribution of piped gas” (supplied by Compagas), following tariff adjustments (8.0% as of August 2012 and 6.5% as of March 2013); and

(vii) the 35.2% expansion in “other operating revenues”, mainly due to, (a) higher revenue from the lease of the Araucária Thermal Power Plant, due to its higher dispatch in 2013 over the same period in the previous year, and (b) revenue from the reimbursement of the cost of electricity acquired by Copel Distribuição, arising from the generation companies’ failure to comply with their obligations.

R$ '000
Income Statement	4Q13 (1)	3Q13 (2)	4Q12 (3)	Var.% (1/3)	2013 (4)	2012 (5)	Var.% (4/5)
Electricity sales to final customers	906,872	881,003	801,571	13.1	3,344,649	2,625,509	27.4
Electricity sales to distributors	454,569	408,001	392,998	15.7	1,932,262	1,623,507	19.0
Us e of the main distribution and transmission grid	538,527	513,046	629,618	(14.5)	2,028,976	2,830,633	(28.3)
Construction revenue	364,793	251,663	381,865	(4.5)	1,076,141	749,763	43.5
Revenues from telecommunications	38,760	36,263	33,048	17.3	141,315	125,565	12.5
Distribution of piped gas	89,631	103,361	85,390	5.0	368,620	325,012	13.4
Other operating revenues	50,890	61,293	76,111	(33.1)	288,251	213,263	35.2
Operating revenue	2,444,042	2,254,630	2,400,601	1.8	9,180,214	8,493,252	8.1

2.2 Operating Costs and Expenses

In 2013, operating costs and expenses totaled R$ 8,067.6 million, 7.6% up on the R$ 7,500.8 million recorded in 2012. The main variations were:

(i) the 18.8% increase in “electricity purchased for resale”, chiefly due to higher costs with energy acquisition from auctions (CCEARs), Itaipu, and bilateral agreements, arising from (a) higher costs from thermal power agreements, (b) the appreciation of the dollar and (c) the monetary restatement of agreements based on period inflation. Costs from energy purchases in the spot market were partially offset by CDE funds, which totaled R$ 294.1 million in 2013;

subject to roundings.

R$'000
Electricity Purchased for Resale	4Q13	3Q13	4Q12	Var. %	2013	2012	Var. %
	(1)	(2)	(3)	(1/3)	(4)	(5)	(4/5)
Itaipu	160,308	164,942	138,719	15.6	610,404	503,335	21.3
CCEAR (Auction)	646,765	540,229	542,351	19.3	2,305,809	1,927,903	19.6
Bilateral	56,098	54,933	53,023	5.8	217,069	203,115	6.9
CCEE	203,571	103,498	145,961	39.5	663,936	312,125	112.7
(-) Transfer CDE - CCEE	(29,883)	9,928	-	-	(294,085)	-	-
Proinfa	41,598	41,668	36,075	15.3	166,653	143,587	16.1
(-) Pis / Pasep and Cofins	(91,824)	(81,652)	(79,119)	16.1	(333,427)	(282,330)	18.1
TOTAL	986,633	833,546	837,010	17.9	3,336,359	2,807,735	18.8

(ii) the 47.3% reduction in “use of the main distribution and transmission grid”, due to lower costs from charges for the use of the system as a result of Law 12738/13, which extended transmission concessions, and the transfer of CDE funds (R$ 319.6 million in 2013) to offset the costs with charges;

R$ '000
Use of the main distribution and transmission grid	4Q13 (1)	3Q13 (2)	4Q12 (3)	Var. % (1/3)	2013 (4)	2012 (5)	Var. % (4/5)
System Service Charges - ESS	22,709	589	48,617	(53.3)	308,864	75,485	309.2
(-) Transfer CDE - ESS	-	(721)	-	-	(319,624)	-	-
System usage charges – distribution	57,493	50,918	138,743	(58.6)	216,683	544,597	(60.2)
System usage charges – basic network and connection	45,443	47,387	35,250	28.9	177,846	145,099	22.6
Itaipu transportation charges	12,823	13,425	11,726	9.4	51,188	45,217	13.2
Charge reserve energy - EER	-	2,989	9,002	-	16,672	49,228	(66.1)
(-) PIS / Pasep and Cofins taxes on charges for use of power grid	(13,015)	(11,898)	(30,151)	(56.8)	(44,312)	(87,265)	(49.2)
TOTAL	125,453	102,689	213,187	(41.2)	407,317	772,361	(47.3)

(iii) “personnel and management” totaled R$ 1,096.3 million, 12.0% down on 2012, due to (a) lower provisions for severance pay related to the Voluntary Redundancy Program, and (b) lower expenses with compensation and related charges. This amount already includes the wage increases of 5.6% as of October 2012, 1.0% as of May 2013, and 7.0% in October 2013;

(iv) the 3.7% decline in “pension and healthcare plans”, which reflects the accrual of amounts related to the private pension and healthcare plans, calculated in accordance with CVM Resolution 695/2012, reflecting the reduction in healthcare plan costs, in accordance with the actuarial calculation made by the independent actuary;

 (v) the “materials and supplies for energy production” line includes expenses with the acquisition of coal for the Figueira Thermal Power Plant;

subject to roundings.

(vi) the 19.3% upturn in “natural gas and supplies for the gas business", as a result of the higher prices for the natural gas acquired by Compagas to supply third parties, which increased mainly due to the recent depreciation of the real, and the adjustment of the oil basket, which determines the gas acquisition price;

(vii) the 3.6% upturn in “third-party services”, chiefly due to higher expenses with facility maintenance and with communications and data processing, partially offset by lower expenses with consulting services;

(viii) the 8.8% reduction in “provisions and reversals”, mainly due to (a) the recording of tax reversals, and (b) lower provisions for litigation related to civil and administrative law claims;

(ix) the 48.4% increase in “construction costs”, as a result of investments in power distribution and transmission in the period; and

(x) the 44.4% upturn in “other costs and expenses”, chiefly due to (a) increased costs with financial compensation, as a result of higher hydro power generation in the period and (b) losses from the physical and accounting reconciliation of assets.

R$ '000
Operating Costs and Expenses	4Q13 (1)	3Q13 (2)	4Q12 (3)	Var.% (1/3)	013 (4)	2012 (5)	Var.% (4/5)
Electricity purchased for resale	986,633	833,546	837,010	17.9	3,336,359	2,807,735	18.8
Use of main distribution and transmission grid	125,453	102,689	213,187	(41.2)	407,317	772,361	(47.3)
Personnel and management	384,917	224,458	458,045	(16.0)	1,096,347	1,245,651	(12.0)
Pension and healthcare plans	43,055	47,443	61,286	(29.7)	176,196	182,878	(3.7)
Materials and supplies	19,118	15,963	17,303	10.5	70,478	69,787	1.0
Materials and supplies for power eletricity	6,859	5,847	6,948	(1.3)	27,187	25,511	6.6
Natural gas and supplies for the gas business	72,669	82,531	64,682	12.3	295,671	247,770	19.3
Third-party services	116,465	107,918	105,825	10.1	423,459	408,878	3.6
Depreciation and amortization	162,591	148,200	138,666	17.3	603,203	549,855	9.7
Provisions and reversals	50,831	16,605	105,002	(51.6)	199,555	218,796	(8.8)
Construction cost	370,995	253,204	370,444	0.1	1,088,275	733,577	48.4
Other cost and expenses	61,290	126,234	60,928	0.6	343,580	237,960	44.4
TOTAL	2,400,876	1,964,638	2,439,326	(1.6)	8,067,627	7,500,759	7.6

2.3 Equity in the Earnings of Subsidiaries

Equity in the earnings of subsidiaries reflects gains and losses from investments in COPEL’s investees. In 2013, equity in the earnings of subsidiaries totaled R$ 113.6 million, comprising gains of R$ 96.6 million from Dominó Holdings (Sanepar), R$ 9.0 million from Dona Francisca Energética, R$ 10.3 million from Foz do Chopim Energética, R$ 13.6 million loss from Sercomtel Telecom due to losses recorded by the company in the period, the energy transmission SPCs and other partnership generated gains of R$ 11.3 million.

2.4 EBITDA

In 2013, EBITDA (earnings before interest, taxes depreciation and amortization) totaled R$ 1,829.4 million, 18.1% higher than the R$ 1,549.0 million reported in the same period in the previous year.

subject to roundings.

2.5 Financial Result

In 2013, financial revenues totaled R$ 652.4 million, 0.6% up on 2012, due to the monetary restatement of indemnifications related to the extension of transmission concessions (restatement by the IPCA + 5.59% p.a.), partially offset by the lower monetary restatement of assets pegged to the IGP-DI and IGP-M inflation indices.

Financial expenses totaled R$ 372.1 million, 44.9% lower than in 2012, chiefly due to the non-recurring recognition of the remeasurement of the fair value of Copel Distribuição’s financial assets in 2012.

The 2013 financial result was a positive R$ 280.3 million, versus the negative R$ 26.7 million recorded in 2012.

2.6 Consolidated Net Income

In 2013, COPEL recorded net income of R$ 1,101.4 million, 51.6% more than in 2012 (R$ 726.5 million).

3. Balance Sheet and Investment Program

The main lines and variations in the Balance Sheet in relation to December 2012 are described below. Please refer to the notes in our DFs for additional information.

3.1 Assets

On December 31, 2013, COPEL’s assets totaled R$ 23,111.4 million, 9.0% up on December 31, 2012.

3.1.1 Current and Non-current Assets

The main variations in current assets were:

(i) the 19.4% increase in “cash and cash equivalents”, chiefly due to the R$ 856.9 million loan with the BNDES, most of which allocated to the construction of the Colíder HPP,  received on December 26, 2013, partially offset by disbursements related to the Company’s investment program, and (b) the payment of advance amount of dividends and interest on capital, occurred on December 16, 2013;

(ii) the 38.8% decline in “bonds and securities”, chiefly due to capital transfers and advances for future capital increases in new transmission projects in the pre-operational stage;

(iii) the 94.6% reduction in “collaterals and escrow accounts”, due to the redemption of guarantees linked to the CCEAR agreements that expired in December 2012;

(iv) the 9.4% decline “customers”, chiefly due to the decline in accounts receivable related to (a) Copel Distribuição’s captive market, (b) CCEAR agreements, and (c) charges for the use of the main distribution and transmission grid; and

(v) the 68.5% increase in "other current receivables”, mainly referring to advances to suppliers.

The main variations in non-current assets were:

subject to roundings.

(i) the 17.6% upturn in “judicial deposits” related to tax and labor claims;

(ii) the 31.7% increase in “accounts receivable related to concession”, equivalent to R$ 838.4 million, chiefly due to the capitalization of intangible assets in progress (investments) and the monetary restatement (IGP-M) of the assets related to the distribution and transmission concessions; and

(iii) the 49.1% decline in “accounts receivable related to the extension of the concession”, as a result of the transfer of R$ 352.2 million to current assets.

3.1.2 Cash, Cash Equivalents and Bonds Securities

On December 31, 2013, the cash, cash equivalents and bonds securities of COPEL’s wholly owned subsidiaries and controlled companies totaled R$ 2,251.4 million and were mostly invested in Bank Deposit Certificates (CDBs) and repo transactions. The investments earned an average yield of 101.4% of the period variation in the Interbank Deposit Certificate (CDI) rate.

3.1.3 CRC Transferred to the State of Paraná

Through the fourth addendum signed on January 21, 2005, the Company renegotiated the CRC balance on December 31, 2004 with the State of Paraná at R$ 1,197.4 million, in 244 monthly installments recalculated by the Price amortization system, restated by the IGP-DI inflation index plus annual interest of 6.65%. The first installment was due on January 30, 2005, with subsequent and consecutive maturities. The current CRC balance is R$ 1,380.6 million.

The State of Paraná has been paying the renegotiated installments pursuant to the fourth addendum, whose amortizations are guaranteed by dividends.

On December 31, 2013, the CRC balance was transferred from Copel Distribuição to COPEL, as permitted by Aneel (Order 4222, of December 11, 2013), with the settlement of a loan between the Companies and the transfer of financial balance remaining to be effected in 1Q14, totaling R$ 468.3 million.

subject to roundings.

3.1.4 Accounts Receivable Related to the Concession Extension

Following COPEL’s acceptance of the conditions established by the government agency for the anticipation of the extension of the transmission assets (Provisional Measure 579), on November 1, 2012, through Ordinances 578 and 579 and Interministerial Ordinance 580, the Ministry of Mines and Energy announced the indemnification the Company is entitled to under Transmission Concession Agreement 060/2001, in the amount of R$ 893.9 million (considering only the assets that began operating after May 2000). On December 31, the amount recorded in this account totaled R$ 717.8 million, R$ 356.1 million lower than in December 2012, due to amortizations in the period.

With the enactment of Law 12783, on January 11, 2013, the government agency reconsidered the right of indemnification for the assets existing on May 31, 2000, and article 1 of Aneel Resolution 589, of December 13, 2013, established that the indemnification would be calculated based on the New Replacement Value (VNR), which is calculated in line with the Company's price bank, based on information on purchases in the last five years. If there is no proof of the acquisition of the assets, the Company will consider, in order, (a) Aneel's Price Bank and (b) the restatement of the carrying amount based on the application of the IPA-OG wholesale price index, calculated by the Getulio Vargas Foundation. After the NRV is defined, the asset depreciation rate will be applied.

subject to roundings.

3.2 Liabilities

3.2.1 Current and Non-current Liabilities

The main variations in current liabilities were:

(i) the 37.6% decline in “payroll, social charges and accruals”, thanks to voluntary redundancy;

(ii) the 270.3% increase in “loans, financing and debentures”, chiefly due to transfers received from the long term and charges related to the period; and;

(iii) the 52.6% increase in “other accounts payable”, chiefly due to the increase in costs with financial compensation, as a result of higher hydro power generation in the period.

The main variations in non-current liabilities were:

(i) the 17.7% increase in “loans, financing and debentures”, due to period funding, including a R$ 856.9 million loan with the BNDES, most of which allocated to the construction of the Colíder HPP, received on December 26, 2013, partially offset by transfers to the short term; and

(ii) the 38.8% upturn in “post-employment benefits”, chiefly due to actuarial losses in the healthcare plan, recorded under other comprehensive income, in shareholders’ equity, with no impact on the results.

3.2.2 Debt and Shareholders’ Equity

COPEL’s consolidated debt totaled R$ 4,531.7 million on December 31, 2013, representing 35.1% of its consolidated shareholders’ equity, which closed the period at R$ 12,928.8 million, equivalent to R$ 47.24 per share (value per share).

The breakdown of loans, financing and debentures is shown in the table below:

				R$'000
		Short term	Long term	Total
Foreign Currency	Na tional Treasury	2,154	62,661	64,815
	Eletrobras	7	-	7
	Total	2,161	62,661	64,822
Domestic Currency	Eletrobras - COPEL	49,329	130,427	179,756
	FINEP	6,935	33,624	40,559
	BNDES	20,776	1,104,333	1,125,109
	Banco do Brasil S/A and other	877,905	1,035,634	1,913,539
	Debentures	57,462	1,150,482	1,207,944
	Total	1,012,407	3,454,500	4,466,907
TOTAL		1,014,568	3,517,161	4,531,729

subject to roundings.

Loans, financing and debentures maturities are presented below:

						R$'000
	Short Term			Long Term
	2014	2015	2016	2017	2018	After 2018
Domestic Currency	1,014,56,568	698,037	933,837	675,679	153,839	993,108
Foreign Currency	-	-	-	-	-	62,661
TOTAL	1,014 568	698,037	933,837	675,679	153,839	1,055,769

COPEL’s consolidated net debt (loans, financing and debentures less cash and cash equivalents) and the net debt/EBITDA ratio are shown in the following chart:

3.2.3 Payables related to the Concession – Use of Public Property

It refers to the concession charges for the use of public property incurred since the execution of the project’s concession agreement until the end of the concession.

					R$'000
	Elejor	Mauá	Colíder	SP *	Total
Current liabilities	49,686	913	118	764	51,481
Noncurrent liabilities	388,546	12,613	17,091	2,043	420,293
* Relative to SPP Cavernoso, Apucaraninha, Chopim I e Chaminé.

subject to roundings.

3.2.4 Provisions for Legal Claims

The Company is involved in a series of lawsuits in different courts and instances. COPEL’s management, based on its legal advisors’ opinion, maintains a provision for legal claims for those cases assessed as probable losses. The balances of provisions for legal claims are as follows:

R$ '000
Probable Losses - Consolidated	Dec/13 (1)	Sep/13 (1)	Dec/12 (2)	Var % (1 / 3)
Tax	287,239	285,349	294,576	(2.5)
Labor suits	196,054	181,444	154,990	26.5
Employees and Benefits	94,809	118,358	78,670	20.5
Civil	636,346	611,688	576,354	10.4
Suppliers	64,775	65,900	68,630	(5.6)
Civil a nd administrative claims	197,838	187,110	176,811	11.9
Easements	10,639	7,239	5,964	78.4
Condemnations and property	353,461	341,812	317,472	11.3
Customers	9,633	9,627	7,477	28.8
Environmental claims	211	203	193	9.3
Regulatory	51,468	46,208	50,925	1.1
TOTAL	1,266,127	1,243,250	1,155,708	9.6

Possible Losses

The cases classified as possible losses, as estimated by the Company and its controlled companies at the end of 2013, totaled R$ 2,886.1 million, 22.5% up on December 2012, distributed in lawsuits of the following natures: tax - R$ 1,384.1 million; civil - R$ 1,004.9 million; labor - R$ 342.9 million; employee benefits - R$ 98.0 million; and regulatory - R$ 56.2 million.

subject to roundings.

3.3 Investment Program

COPEL’s investments in 2013 and the maximum investment forecast for 2014 are presented below:

			R$ million
	Carried out	Scheduled	Scheduled
	2013	2013	2014
Generation and Transmission	478.7	866.5	1,308.7
HPP Colider	260.4	449.0	409.8
HPP Baixo Iguaçu	-	-	316.0
SHP Cavernoso II	20.0	8.3	-
TL Araraquara / Ta ubaté	28.3	132.8	182.8
SE Cerquilho	46.2	37.8	8.3
TL Figueira-Londrina / Foz do Chopim-Salto Osório	-	-	42.9
SE Paraguaçu Paulista	-	-	25.6
SE Curitiba Norte	-	-	8.7
Other	123.8	238.6	314.6
Distribution	977.1	986.4	895.9
Telecommunications	74.1	69.9	80.0
Holding	-	-	0.3
Participation in new businesses*	407.1	647.4	331.8
TOTAL	1,937.0	2,570.2	2,616.7
¹ São Bento Energia, Cutia Empreendimentos Eólicos, Costa Oeste Transmissora, M arumbi Transmissora, Transmisso ra Sul Brasileira, Caiuá Transmissora, Integração Maranhense Transmissora, Matrinchã Transmissora de Energia, Guaraciaba Transmissora de Energia, Paranaíba Transmissora e Mata de Santa Genebra).

subject to roundings.

4. Shareholding Structure

On December 31, 2013, paid-up capital stock totaled R$ 6,910.0 million. The classes of shares (with no par value) and main shareholders are presented below:

Thousand shares
Shareholders	Common	%	Preferred "A"	%	Preferred "B"	%	TOTAL	%
State of Paraná	85,029	58.6	-	-	14	-	85,043	31.1
BNDESPAR	38,299	26.4	-	-	27,282	21.3	65,581	24.0
Eletrobras	1,531	1.1	-	-	-	-	1,531	0.6
Free Floating	19,877	13.7	129	33.9	100,905	78.7	120,911	44.2
BM&FBovespa	19,785	13.6	129	33.9	66,921	52.2	86,835	31.7
NYSE	92	0.1	-	-	33,925	26.5	34,017	12.4
LATIBEX	-	-	-	-	59	-	59	-
Other	295	0.2	252	66.1	42	-	589	0.1
TOTAL	145,031	100.0	381	100.0	128,243	100.0	273,655	100.0

Common
0.2%
13.7%
1.1%
26.4%
58.6%
State of Paraná
BNDESPAR
Eletrobras
Free Floating
Other

Preferred
0.2%
21.2%
78.6%
BNDESPAR
Free Floating
Other

Total
0.1%
31.1%
44.2%
24.0%
0.6%
State of Paraná
BNDESPAR
Eletrobras
Free Floating
Other

subject to roundings.

5. Consolidated Financial Statements

5.1 Assets

R$'000
Assets	Dec/13	Sep/13	Dec/12	Var.%	Var.%
	(1)	(2)	(3)	(1/2)	(1/3)
CURRENT	4,680,284	4,634,676	4,681,692	1.0	-
Cash a nd cash equivalents	1,741,632	1,531,816	1,459,217	13.7	19.4
Bonds a nd s ecurities	389,222	509,183	635,501	(23.6)	(38.8)
Collaterals and escrow accounts	1,976	2,054	36,808	(3.8)	(94.6)
Customers	1,337,628	1,355,849	1,489,173	(1.3)	(10.2)
Dividends receivable	9,500	8,174	18,064	16.2	(47.4)
CRC transferred to the State Government of Paraná	85,448	82,009	75,930	4.2	12.5
Account receivable related to concession	4,396	4,463	5,319	(1.5)	(17.4)
Accounts receivable related to the concession extension	352,161	352,161	356,085	-	-
Other current receivables	395,890	346,674	234,951	14.2	68.5
Inventories	139,278	134,293	124,809	3.7	11.6
Income tax a nd social contribution	133,158	212,012	191,544	(37.2)	(30.5)
Other current recoverable taxes	70,013	72,845	49,490	(3.9)	41.5
Prepaid expenses	19,982	23,143	4,801	(13.7)	316.2
NON-CURRENT	18,431,161	17,531,439	16,527,211	5.1	11.5
Long Term Assets	7,224,241	6,539,100	6,297,317	10.5	14.7
Bonds a nd s ecurities	120,536	106,943	128,515	12.7	(6.2)
Collaterals and escrow accounts	45,371	44,309	43,246	2.4	4.9
Customers	132,686	44,635	26,171	197.3	407.0
CRC transferred to the State Government of Paraná	1,295,106	1,296,240	1,308,354	(0.1)	(1.0)
Judicial deposits	675,225	599,661	574,371	12.6	17.6
Account receivable related to concession	3,484,268	3,106,098	2,645,826	12.2	31.7
Accounts receivable related to the concession extension	365,645	453,685	717,805	(19.4)	(49.1)
Other non-current receivables	29,435	26,382	22,728	11.6	29.5
Income tax a nd social contribution	197,659	8,495	19,995	2,226.8	-
Other non-current recoverable taxes	124,498	119,169	120,189	4.5	3.6
Deferred i ncome tax and s ocial contribution	753,413	733,065	681,285	2.8	10.6
Prepaid expenses	399	418	8,832	(4.5)	(95.5)
Investments	1,187,927	936,235	568,989	26.9	108.8
Property, plant and equipment, net	7,983,632	7,931,436	7,871,753	0.7	1.4
Intangible assets	2,035,361	2,124,668	1,789,152	(4.2)	13.8
TOTAL	23,111,445	22,166,115	21,208,903	4.3	9.0

subject to roundings.

5.2 Liabilities

R$'000
Liabilities	Dec/13 (1)	Sep/13 (2)	Dec/12 (3)	Var.% (1/2)	Var.% (1/3)
CURRENT	3,347,885	3,194,842	2,833,444	4.8	18.2
Payroll, s ocial charges and accruals	239,685	324,174	008	(26.1)	(37.6)
Suppliers	1,092,239	958,615	1,131,782	13.9	(3.5)
Income tax and social contribution payable	297,620	325,082	189	(8.4)	74.9
Other taxes due	300,731	234,272	480	28.4	4.2
Loans, financing and debentures	1,014,568	855,521	009	18.6	270.3
Minimum compulsory dividend payable	18,713	83,433	780	(77.6)	(90.9)
Post employment benefits	29,983	25,996	25,819	15.3	16.1
Customer charges due	37,994	47,227	56,498	(19.6)	(32.8)
Research and development and energy efficiency	127,860	145,055	599	(11.9)	(19.9)
Accounts Payable related to concession - Use of Public Property	51,481	49,246	48,477	4.5	6.2
Other accounts payable	137,011	146,221	89,803	(6.3)	52.6
NON-CURRENT	6,834,808	5,854,796	6,013,569	16.7	13.7
Suppliers	50,121	57,769	908	(13.2)	(50.3)
Tax liabilities	68,402	-	-	-	-
Deferred income tax and social contribution	420,501	458,637	536	(8.3)	(28.8)
Loans, financing and debentures	3,517,161	2,662,531	2,987,546	32.1	17.7
Post employment benefits	937,249	867,725	230	8.0	38.8
Research and development and energy efficiency	154,721	149,178	561	3.7	48.0
Accounts Payable related to concession - Use of Public Property	420,293	415,474	080	1.2	5.3
Other accounts payable	233	232	-	0.4	-
Tax, social security, labor and civil provisions	1,266,127	1,243,250	1,155,708	1.8	9.6
EQUITY	12,928,752	13,116,477	12, 1,890	(1.4)	4.6
Attributed to controlling shareholders	12,651,339	12,828,375	12, 7,384	(1.4)	4.6
Share capital	6,910,000	6,910,000	6,910,000	-	-
Equity valuation adjustments	983,159	1,033,924	1,214,394	(4.9)	(19.0)
Lega l reserves	624,849	571,221	221	9.4	9.4
Retained earnings	3,897,833	3,337,295	3,337,295	16.8	16.8
Additional proposed dividends	235,498	-	64,474	-	265.26
Accrued earnings	-	975,935	-	-	-
Attributable to non-controlling interest	277,413	288,102	506	(3.7)	4.9
TOTAL	23,111,445	22,166,115	21, 8,903	4.3	9.0

subject to roundings.

5.3 Income Statement

R$'000
Income Statement	4Q13 (1)	3Q13 (2)	4Q12 (3)	Var.% (1/3)	2013 (4)	2012 (5)	var % (4/5)
OPERATING REVENUES	2,444,042	2,254,630	2,400,601	1.8	9,180,214	8,493,252	8.1
Electricity sales to final customers	906,872	881,003	801,571	13.1	3,344,649	2,625,509	27.4
Electricity sales to distributors	454,569	408,001	392,998	15.7	1,932,262	1,623,507	19.0
Use of the main distribution and transmission grid	538,527	513,046	629,618	(14.5)	2,028,976	2,830,633	(28.3)
Construction revenue	364,793	251,663	381,865	(4.5)	1,076,141	749,763	43.5
Revenues from telecommunications	38,760	36,263	33,048	17.3	141,315	125,565	12.5
Distribution of piped gas	89,631	103,361	85,390	5.0	368,620	325,012	13.4
Other operating revenues	50,890	61,293	76,111	(33.1)	288,251	213,263	35.2
OPERATING COSTS AND EXPENSES	(2,400,876)	(1,964,638)	(2,439,326)	(1.6)	(8,067,627)	(7,500,759)	7.6
Electricity purchased for resale	(986,633)	(833,546)	(837,010)	17.9	(3,336,359)	(2,807,735)	18.8
Use of the main distribution and transmission grid	(125,453)	(102,689)	(213,187)	(41.2)	(407,317)	(772,361)	(47.3)
Personnel a nd management	(384,917)	(224,458)	(458,045)	(16.0)	(1,096,347)	(1,245,651)	(12.0)
Pension a nd healthcare plans	(43,055)	(47,443)	(61,286)	(29.7)	(176,196)	(182,878)	(3.7)
Materials and supplies	(19,118)	(15,963)	(17,303)	10.5	(70,478)	(69,787)	1.0
Materials and supplies for power eletricity	(6,859)	(5,847)	(6,948)	(1.3)	(27,187)	(25,511)	6.6
Natural ga s and supplies for the gas business	(72,669)	(82,531)	(64,682)	12.3	(295,671)	(247,770)	19.3
Third-party services	(116,465)	(107,918)	(105,825)	10.1	(423,459)	(408,878)	3.6
Depreciation and amortiza tion	(162,591)	(148,200)	(138,666)	17.3	(603,203)	(549,855)	9.7
Provisions and reversals	(50,831)	(16,605)	(105,002)	(51.6)	(199,555)	(218,796)	(8.8)
Construction cost	(370,995)	(253,204)	(370,444)	0.1	(1,088,275)	(733,577)	48.4
Other cost a nd expenses	(61,290)	(126,234)	(60,928)	0.6	(343,580)	(237,960)	44.4
EQUITY IN EARNINGS OF SUBSIDIARIES	56,574	25,062	(43,444)	-	113,606	6,685	-
PROFIT BEFORE FINANCIAL RESULTS AND TAXES	99,740	315,054	(82,169)	-	1,226,193	999,178	22.7
FINANCIAL RESULTS	47,090	84,265	(113,263)	-	280,311	(26,650)	-
Financial income	175,693	175,715	124,708	40.9	652,363	648,321	0.6
Financial expenses	(128,603)	(91,450)	(237,971)	(46.0)	(372,052)	(674,971)	(44.9)
OPERATIONAL EXPENSES/ INCOME	146,830	399,319	(195,432)	175.1	1,506,504	972,528	54.9
INCOME TAX AND SOCIAL CONTRIBUTION ON PROFIT	31,383	(126,368)	97,943	(68.0)	(405,069)	(246,008)	64.7
Income tax and social contribution on profit	12,536	(128,316)	(24,436)	151.3	(554,520)	(458,257)	21.0
Deferred income tax and social contribution on profi t	18,847	1,948	122,379	(84.6)	149,451	212,249	(29.6)
NET INCOME (LOSS)	178,213	272,951	(97,489)	282.8	1,101,435	726,520	51.6
Attributed to controlling shareholders	174,062	266,037	(105,675)	264.7	1,072,560	700,688	53.1
Attributed to non-controlling interest	4,151	6,914	8,186	(49.3)	28,875	25,832	11.8
EBITDA	262,331	463,254	56,497	364.3	1,829,396	1,549,033	18.1

subject to roundings.

5.4 Cash Flow

R$'000
Consolidated Cash Flow	2013	2012
Cash flow from operating activities
Net income for the period	1,101,435	726,520
Adjustments to reconcile net income with the cash provided by operating activities	1,431,541	1,229,301
Depreciation	366,016	331,330
Amortization of intangible assets - concession	229,804	214,022
Amortization of intangible assets - other	6,627	3,748
Amortization of investiments - concession rigths	755	755
Unrealized monetary and exchange variations, net	27,600	(90,669)
Accounts receivable tied to the concession fair value´s update	-
Remuneration of accounts receivable related to the concession	(33,974)	(396,168)
Equity in earnings of subsidiaries	(113,606)	(6,685)
Income Tax and Social Contribution	554,520	458,257
Deferred Income Tax and Social Contribution	(149,451)	(212,249)
Provision for doubtful accounts	47,458	22,826
Provision for tax credit losses	274	(3,135)
Reversal of provision for losses from devaluation of investments	(7,887)	-
Provision (reversal) for legal claims	154,178	199,105
Provisions for post employment benefits	195,673	196,087
Provision for research and development and energy efficiency	79,961	74,464
Write off of intangible assets related to concession - goodwill	45,795	24,313
Write off of property, plant, and equipment	9,794	3,871
Write off of intangible assets	18,004	8,325
Decrese (increase) in assets	239,484	33,706
Increase (reduction) of liabilities	(1,434,849)	(570,164)
Net cash generated by operating activities	1,337,611	1,419,363
Cash flow from investing activities
Bonds and securities	279,406	(151,287)
Additions in investments	(584,834)	(57,328)
Additions to property, plant, and equipment	(420,227)	(875,509)
Customer contributions	-	15
Additions to intangible assets related to the concessions	(1,018,057)	(840,119)
Additions to intangible assets - concession and permission rigths	(275,719)	-
Customer contributions	160,614	107,980
Additions to other intangible assets	(5,297)	(11,685)
Sale of intangible assets	-	191
Net cash generated (used) by investing activities	(1,864,114)	(1,827,742)
Cash flow from financing activities
Loans and financing obtained	1,239,126	81,723
Debentures Issued	203,000	1,000,000
Amortization of principal amounts of loans and financing	(31,508)	(37,868)
Amortization of principal amounts of debentures	(10,152)	-
Dividends and interest on own capital paid	(591,548)	(224,705)
Net cash used by financing activities	808,918	819,150
Increase (decrease) in cash and cash equivalents	282,415	410,771
Cash and cash equivalents at the beginning of the year	1,459,217	1,048,446
Cash and cash equivalents at the end of the year	1,741,632	1,459,217
Variation in cash and cash equivalents	282,415	410,771

subject to roundings.

6. Financial Statements – Wholly Owned Subsidiaries

6.1 Assets

R$'000
Assets	GeT	DIS	TEL
CURRENT	2,252,613	2,142,654	62,466
Cash and cash equivalents	1,211,316	247,045	10,481
Bonds and s ecurities	149,480	377	-
Collaterals and escrow accounts	-	1,072	-
Customers	291,841	1,005,703	27,983
Dividends receivable	2,578	-	-
Account receivable related to concession	4,396	-	-
Accounts receivable related to the concession extension	352,161	-	-
Other current receivables	195,469	180,963	2,799
Inventories	31,298	96,866	10,046
Income tax and social contribution	219	77,288	6,936
Other current recoverable taxes	11,430	48,609	3,869
Prepaid expenses	2,425	16,414	352
Related parties	-	468,317	-
NON-CURRENT	8,392,145	5,617,910	418,385
Long Term Assets	948,289	4,352,625	37,185
Bonds a nd s ecurities	66,265	54,271	-
Collaterals and escrow a ccounts	-	45,371	-
Customers	5,692	115,020	11,974
Judicial deposits	41,815	356,393	4,289
Account receivable related to concession	408,473	3,075,795	-
Accounts receivable related to the concession extension	365,645	-	-
Other receivables	5,132	10,799	-
Income tax and social contribution	520	12,967	-
Other recoverable taxes	54,747	64,752	4,999
Deferred income tax and social contribution	-	617,257	15,923
Investments	807,190	4,012	-
Property, Plant and Equipment, net	6,588,165	-	365,977
Intangible Assets	48,501	1,261,273	15,223
TOTAL	10,644,758	7,760,564	480,851

GeT: Copel Geração e Transmissão, DIS: Copel Distribuição, TEL: Copel Telecomunicações

subject to roundings.

6.2 Liabilities

R$'000
Liabilities	GeT	DIS	TEL
CURRENT	1,154,122	1,545,217	56,340
Social charges and accruals	59,541	155,337	14,105
Associated companies and parent company	-	-	-
Suppliers	274,554	771,815	8,120
Income Tax and Social Contribution payable	282,607	-	-
Other taxes	62,916	200,767	5,467
Loans and financing	67,736	173,482	5,241
Debentures	-	16,972	-
Minimum compulsary dividend payable	321,902	-	21,585
Post employment benefits	7,886	21,043	1,047
Customer charges due	26,920	11,074	-
Research and development and energy efficiency	17,284	107,744	-
Payables related to concession - Use of Public Property	1,795	-	-
Other accounts payable	30,981	86,983	775
NON-CURRENT	2,693,819	2,848,662	71,572
Suppliers	22,187	27,934	-
Tax liabilities	15,153	50,354	2,855
Deferred income tax and social contribution	418,426	-	-
Loans and financing	1,303,009	635,956	33,622
Debentures	-	998,417	-
Post-employment benefits	292,968	608,391	31,222
Research and development and energy efficiency	55,599	99,122	-
Payables related to the concession - Use of Public Property	31,746	-	-
Tax, social security, labor and civil provisions	554,731	428,488	3,873
EQUITY	6,796,817	3,366,685	352,939
Attributed to controlling shareholders
Capital	3,505,994	2,624,841	240,398
Equity valuation adjustments	1,139,584	(155,096)	(5,795)
Legal Reserves	297,179	135,294	9,093
Retained earnigs	1,700,880	761,646	109,243
Additional proposed dividends	153,180	-	-
TOTAL	10,644,758	7,760,564	480,851

GeT: Copel Geração e Transmissão, DIS: Copel Distribuição, TEL: Copel Telecomunicações

subject to roundings.

6.3 Income Statement – Copel Geração e Transmissão

							R$'000
Income Statement	4Q13	3Q13	4Q12	Var.%	2013	2012	Var %
	(1)	(2)	(3)	(1/3)	(4)	(5)	(4/5)
OPERATING REVENUES	699,486	597,221	566,865	23.4	2,720,589	2,242,665	21.3
Electricity sales to final customers	118,738	116,988	39,868	197.8	460,845	137,990	234.0
Electricity sales to distributors	451,583	404,654	385,249	17.2	1,926,037	1,559,997	23.5
Use of the main distribution and transmission grid	39,161	39,741	100,106	(60.9)	151,875	444,653	(65.8)
Construction revenue	77,873	24,214	30,285	157.1	136,536	59,977	127.6
Other operating revenues	12,132	11,623	11,357	6.8	45,296	40,048	13.1
Operating costs and expenses	(450,854)	(360,581)	(494,936)	(8.9)	(1,500,851)	(1,374,149)	9.2
Electricity purchased for resale	(26,484)	(28,616)	(87,302)	(69.7)	(118,173)	(164,607)	(28.2)
Use of main distribution and transmission grid	(51,740)	(52,721)	(53,264)	(2.9)	(204,214)	(210,118)	(2.8)
Personnel and management	(93,734)	(56,448)	(124,845)	(24.9)	(270,657)	(317,712)	(14.8)
Pension and healthcare plans	(11,453)	(12,982)	(13,836)	(17.2)	(47,478)	(44,315)	7.1
Materials and supplies	(5,240)	(4,374)	(4,640)	12.9	(15,929)	(17,934)	(11.2)
Materials and supplies for power eletricity	(6,246)	(5,190)	(5,977)	4.5	(24,056)	(22,641)	6.2
Third-party services	(35,835)	(25,430)	(27,228)	31.6	(107,065)	(93,560)	14.4
Depreciation and amortization	(82,754)	(69,809)	(62,486)	32.4	(293,280)	(254,324)	15.3
Provisions and reversals	(32,603)	(19,259)	(71,563)	(54.4)	(104,127)	(80,212)	29.8
Construction cost	(84,075)	(25,755)	(18,863)	345.7	(148,670)	(43,791)	239.5
Other cost and expenses	(20,691)	(59,996)	(24,932)	(17.0)	(167,202)	(124,935)	33.8
EQUITY IN EARNINGS OF SUBSIDIARIES	(961)	7,682	5,805	-	33,744	16,041	110.4
PROFIT BEFORE FINANCIAL RESULTS AND TAXES	247,671	244,322	77,734	218.6	1,253,482	884,557	41.7
FINANCIAL RESULTS	26,765	20,480	28,777	(7.0)	109,507	48,624	125.2
OPERATIONAL EXPENSES/ INCOME	274,436	264,802	106,511	157.7	1,362,989	933,181	46.1
INCOME TAX AND SOCIAL CONTRIBUTION ON PROFIT	(7,237)	(86,884)	41,043	-	(362,100)	(232,657)	55.6
Income tax and social contribution on profit	(31,682)	(109,250)	1,536	-	(502,241)	(263,071)	90.9
Deferred income tax and social contribution on profit	24,445	22,366	39,507	(38.1)	140,141	30,414	360.8
NET INCOME (LOSS)	267,199	177,918	147,554	81.1	1,000,889	700,524	42.9
EBITDA	330,426	314,130	140,220	135.6	1,546,762	1,138,881	35.8

subject to roundings.

6.4 Income Statement – Copel Distribuição

R$'000
Income Statement	4Q13 (1)	3Q13 (2)	4Q12 (3)	Var.% (1/3)	2013 (4)	2012 (5)	var % (4/5)
OPERATING REVENUES	1,638,279	1,526,869	1,728,118	(5)	5,961,575	5,892,171	1.2
Electricity sales to final customers	788,668	764,336	762,361	3.5	2,885,997	2,490,638	15.9
Electricity sales to dis tributors	25,875	25,578	34,184	(24.3)	100,055	155,463	(35.6)
Use of the mai n distri bution and transmiss ion grid	517,049	489,743	560,840	(7.8)	1,947,306	2,500,075	(22.1)
Construction revenue	278,207	217,828	342,194	(18.7)	898,606	665,601	35.0
Other operating revenues	28,480	29,384	28,539	(0.2)	129,611	80,394	61.2
Operating costs and expenses	(1,867,410)	(1,536,522)	(1,893,060)	(1.4)	(6,304,797)	(5,968,827)	5.6
Electricity purchased for resale	(1,039,266)	(884,245)	(821,246)	26.5	(3,518,865)	(2,939,447)	19.7
Use of main di stribution and transmission grid	(85,283)	(60,782)	(183,584)	(53.55)	(249,465)	(648,501)	(61.5)
Personnel and management	(252,972)	(147,159)	(299,679)	(15.6)	(723,734)	(824,102)	(12.2)
Pension and healthcare plans	(28,730)	(31,500)	(42,943)	(33.1)	(118,211)	(126,187)	(6.3)
Materials and supplies	(12,694)	(10,577)	(11,599)	9.4	(50,531)	(48,296)	4.6
Third-party services	(67,186)	(75,210)	(80,263)	(16.3)	(292,644)	(320,135)	(8.6)
Depreciation and amortiza tion	(53,651)	(51,431)	(49,998)	7.3	(205,110)	(192,344)	6.6
Provisions and reversals	(15,768)	(9,606)	(31,482)	(49.9)	(118,233)	(118,986)	(0.6)
Construction cost	(278,207)	(217,828)	(342,194)	(18.7)	(898,606)	(665,601)	35.0
Other cost a nd expens es	(33,653)	(48,183)	(30,072)	11.9	(129,398)	(85,228)	51.8
PROFIT BEFORE FINANCIAL RESULTS AND TAXES	(229,131)	(9,652)	(164,942)	38.92	(343,222)	(76,656)	347.74
FINANCIAL RESULTS	47,772	73,929	(110,182)	-	228,938	5,644	-
OPERATIONAL EXPENSES/ INCOME	(181,359)	64,277	(275,124)	(34.1)	(114,284)	(71,012)	60.9
INCOME TAX AND SOCIAL CONTRIBUTION ON PROFIT	60,212	(22,121)	94,804	(36.5)	35,775	27,592	29.7
Income tax and social contribution on profit	45,335	3	(4,796)	-	-	(124,691)	-
Deferred income tax a nd social contribution on profit	14,877	(22,124)	99,600	(85.1)	35,775	152,283	(76.5)
NET INCOME (LOSS)	(121,147)	42,156	(180,320)	(32.8)	(78,509)	(43,420)	80.8
EBITDA	(175,481)	41,779	(114,944)	53	(138,112)	115,688	-

subject to roundings.

6.5 Income Statement – Copel Telecom

							R$'000
Income Statement	4Q13	3Q13	4Q12	Var.%	2013	2012	Var %
	(1)	(2)	(3)	(1/3)	(4)	(5)	(4/5)
OPERATING REVENUES	48,133	48,100	45,627	5.5	187,792	172,445	8.9
Revenues from telecommunications	46,645	46,398	44,001	6.0	181,210	166,713	8.7
Other operating revenues	1,488	1,702	1,626	(8.5)	6,582	5,732	14.8
Operating costs and expenses	(38,460)	(30,722)	(42,263)	(9.0)	(127,264)	(139,403)	(8.7)
Personnel and management	(20,252)	(12,195)	(24,338)	(16.8)	(57,703)	(70,253)	(17.9)
Pension and healthcare plans	(1,863)	(2,337)	(2,559)	(27.2)	(7,738)	(8,591)	(9.9)
Materials and supplies	(264)	(287)	(478)	(44.7)	(1,312)	(1,800)	(27.1)
Third-party services	(5,012)	(4,974)	(4,997)	0.3	(18,437)	(17,280)	6.7
Depreciation and amortization	(6,712)	(7,105)	(7,720)	(13.1)	(27,968)	(28,019)	(0.2)
Provisions and reversals	(1,861)	(489)	(772)	141.1	(3,920)	(4,316)	(9.2)
Other cost and expenses	(2,496)	(3,335)	(1,399)	78.4	(10,186)	(9,144)	11.4
PROFIT BEFORE FINANCIAL RESULTS AND TAXES	9,673	17,378	3,364	187.5	60,528	33,042	83.2
FINANCIAL RESULTS	459	1,105	802	0.0	3,078	3,444	(10.6)
OPERATIONAL EXPENSES / INCOME	10,132	18,483	4,166	143.2	63,606	36,486	74.3
INCOME TAX AND SOCIAL CONTRIBUTION ON PROFIT	2,107	(6,125)	1,972	6.8	(15,874)	(8,479)	87.2
Income tax and social contribution on profit	3,230	(5,942)	(1,400)	330.7	(14,661)	(13,653)	7.4
Deferred income tax and social contribution on profit	(1,123)	(183)	3,372	-	(1,213)	5,174	0.0
NET INCOME (LOSS)	12,239	12,358	6,138	99.4	47,732	28,007	70.4
EBITDA	16,385	24,483	11,084	47.8	88,496	61,061	44.9

subject to roundings.

7. Financial Statements – Segregated by Company

7.1 Assets

										R$'000
Assets 2013	GeT	DIS	TEL	COM	ELE	UEGA	Other¹	HOL	Eliminations	Consolidated
CURRENT	2,252,613	2,142,654	62,466	84,017	68,534	270,545	164,110	523,778	(888,433)	4,680,284
Cash a nd cash equivalents	1,211,316	247,045	10,481	34,427	47,584	21,843	158,526	10,410	-	1,741,632
Bonds and securities	149,480	377	-	-	652	238,527	-	186	-	389,222
Collaterals and es crow accounts	-	1,072	-	904	-	-	-	-	-	1,976
Customers	291,841	1,005,703	27,983	37,804	19,350	-	-	-	(45,053)	1,337,628
Dividends receivable	2,578	-	-	-	-	-	-	381,371	(374,449)	9,500
CRC transferred to the State Government of Paraná	-	-	-	-	-	-	-	85,448	-	85,448
Account receivable related to concession	4,396	-	-	-	-	-	-	-	-	4,396
Accounts receivable related to the concession extension	352,161	-	-	-	-	-	-	-	-	352,161
Other current receivables	195,469	180,963	2,799	445	864	6,998	5,097	3,869	(614)	395,890
Inventories	31,298	96,866	10,046	1,068	-	-	-	-	-	139,278
Income tax and social contribution	219	77,288	6,936	3,319	-	2,871	31	42,494	-	133,158
Other current recoverable taxes	11,430	48,609	3,869	5,790	-	306	9	-	-	70,013
Prepaid expens es	2,425	16,414	352	260	84	-	447	-	-	19,982
Related parties	-	468,317	-	-	-	-	-	-	(468,317)	-
NON-CURRENT	8,392,145	5,617,910	418,385	224,006	697,627	437,543	140,341	13,948,606	(11,445,402)	18,431,161
Long Term Assets	948,289	4,352,625	37,185	14,042	29,071	14,684	202	1,892,958	(64,815)	7,224,241
Bonds a nd securities	66,265	54,271	-	-	-	-	-	-	-	120,536
Collaterals and escrow a ccounts	-	45,371	-	-	-	-	-	-	-	45,371
Customers	5,692	115,020	11,974	-	-	-	-	-	-	132,686
CRC transferred to the State Government of Paraná	-	-	-	-	-	-	-	1,295,106	-	1,295,106
Judicial deposits	41,815	356,393	4,289	341	43	229	-	272,115	-	675,225
Account receivable related to conces sion	408,473	3,075,795	-	-	-	-	-	-	-	3,484,268
Accounts receivable related to the concession extension	365,645	-	-	-	-	-	-	-	-	365,645
Other receivables	5,132	10,799	-	13,504	-	-	-	-	-	29,435
Income tax and social contribution	520	12,967	-	-	-	14,455	-	169,717	-	197,659
Other recoverable taxes	54,747	64,752	4,999	-	-	-	-	-	-	124,498
Deferred income tax and s ocial contribution	-	617,257	15,923	-	29,028	-	-	91,205	-	753,413
Receivables from subsidiaries	-	-	-	197	-	-	-	-	-	197
Prepaid Expenses	-	-	-	-	-	-	202	64,815	(64,815)	202
Investments	807,190	4,012	-	-	-	-	-	12,055,619	(11,678,894)	1,187,927
Property, Plant and Equipment, net	6,588,165	-	365,977	-	467,491	422,692	139,278	29	-	7,983,632
Intangible Assets	48,501	1,261,273	15,223	209,964	201,065	167	861	-	298,307	2,035,361
TOTAL	10,644,758	7,760,564	480,851	308,023	766,161	708,088	304,451	14,472,384	(12,333,835)	23,111,445
¹ Wind Farms, Copel Renováveis and Copel Participações.

subject to roundings.

									R$'000
Assets 2012	GeT	DIS	TEL	COM	ELE	UEGA	HOL	Eliminations	Consolidated
CURRENT	1,248,335	2,876,268	64,848	86,793	45,567	214,926	1,218,801	(1,073,846)	4,681,692
Cash and cash equivalents	197,209	1,126,361	26,689	35,993	25,282	18,219	29,464	-	1,459,217
Bonds and s ecurities	291,709	158,837	-	-	1,765	183,014	176	-	635,501
Collaterals and escrow accounts	1,429	34,293	-	1,086	-	-	-	-	36,808
Customers	265,623	1,200,251	18,649	40,092	18,127	-	-	(53,569)	1,489,173
Dividends receivable	-	-	-	-	-	-	1,038,664	(1,020,600)	18,064
CRC transferred to the State Government of Paraná	-	75,930	-	-	-	-	-	-	75,930
Account receivable related to concession	5,319	-	-	-	-	-	-	-	5,319
Accounts receivable related to the concession extension	356,085	-	-	-	-	-	-	-	356,085
Other current receivables	92,661	126,686	2,437	716	1	12,124	3	323	234,951
Inventories	28,299	84,995	10,645	870	-	-	-	-	124,809
Income tax and social contribution	809	35,868	3,413	-	-	971	150,483	-	191,544
Other current recoverable taxes	6,871	31,460	2,671	7,868	11	598	11	-	49,490
Prepaid expenses	2,321	1,587	344	168	381	-	-	-	4,801
Related parties	-	-	-	-	-	-	-	-	-
NON-CURRENT	8,283,035	5,970,603	362,781	202,570	718,164	457,426	12,410,299	(11,877,667)	16,527,211
Long Term Assets	1,154,718	4,660,842	22,666	18,022	28,383	20,244	1,540,940	(1,148,498)	6,297,317
Bonds and securities	92,827	35,688	-	-	-	-	-	-	128,515
Collaterals and escrow accounts	-	43,246	-	-	-	-	-	-	43,246
Customers	-	26,172	-	5,266	-	-	-	(5,267)	26,171
CRC transferred to the State Government of Paraná	-	1,308,354	-	-	-	-	-	-	1,308,354
Judicial deposits	24,315	276,541	1,036	302	70	249	271,858	-	574,371
Account receivable related to concession	262,564	2,383,262	-	-	-	-	-	-	2,645,826
Accounts receivable related to the concession extension	717,805	-	-	-	-	-	-	-	717,805
Other receivables	-	-	-	-	-	19,995	-	-	19,995
Income tax and social contribution	50,794	60,663	8,732	-	-	-	-	-	120,189
Other recoverable taxes	-	522,880	12,898	-	28,313	-	117,194	-	681,285
Deferred income tax and social contribution	-	-	-	175	-	-	-	8,657	8,832
Receivables from subsidiaries	-	-	-	-	-	-	1,151,888	(1,151,888)	-
Investments	448,130	4,012	-	-	-	-	10,869,359	(10,752,512)	568,989
Property, Plant and Equipment, net	6,635,206	-	319,141	-	480,439	436,967	-	-	7,871,753
Intangible Assets	44,981	1,305,749	20,974	184,548	209,342	215	-	23,343	1,789,152
TOTAL	9,531,370	8,846,871	427,629	289,363	763,731	672,352	13,629,100	(12,951,513)	21,208,903

subject to roundings.

7.2 Liabilities

R$'000
Liabilities 2013	GeT	DIS	TEL	COM	ELE	UEGA	Other¹	HOL	Eliminations	Consolidated
CURRENT	1,154,122	1,545,217	56,340	66,935	153,229	6,334	172,057	1,084,237	(890,586)	3,347,885
Social charges and accruals	59,541	155,337	14,105	5,214	218	122	202	4,946	-	239,685
Associated companies and parent company	-	-	-	-	-	-	-	468,317	(468,317)	-
Suppliers	274,554	771,815	8,120	52,881	1,546	5,149	20,519	3,211	(45,556)	1,092,239
Income Tax and Social Contribution payable	282,607	-	-	-	15,013	-	-	-	-	297,620
Other taxes	62,916	200,767	5,467	2,227	1,601	1,056	1,326	25,481	(110)	300,731
Loans , financing and debentures	67,736	190,454	5,241	-	40,490	-	150,000	562,801	(2,154)	1,014,568
Minimum compulsary dividend payable	-	-	-	-	-	-	-	-	-	-
Dividends payable	321,902	-	21,585	5,598	41,025	-	5	3,047	(374,449)	18,713
Post employment benefits	7,886	21,043	1,047	-	-	-	5	2	-	29,983
Customer charges due	26,920	11,074	-	-	-	-	-	-	-	37,994
Research and development a nd energy efficiency	17,284	107,744	-	-	2,832	-	-	-	-	127,860
Payables related to concession - Use of Public Property	1,795	-	-	-	49,686	-	-	-	-	51,481
Other accounts payable	30,981	86,983	775	1,015	818	7	-	16,432	-	137,011
NON-CURRENT	2,693,819	2,848,662	71,572	5,462	540,913	-	65,228	736,808	(127,656)	6,834,808
Associated companies and parent company	-	-	-	-	-	-	64,995	-	(64,995)	-
Suppliers	22,187	27,934	-	-	-	-	-	-	-	50,121
Tax liabilities	15,153	50,354	2,855	-	-	-	-	40	-	68,402
Deferred income tax and social contribution	418,426	-	-	2,075	-	-	-	-	-	420,501
Loans , financing and debentures	1,303,009	1,634,373	33,622	-	152,066	-	-	456,752	(62,661)	3,517,161
Post-employment benefits	292,968	608,391	31,222	2,499	-	-	-	2,169	-	937,249
Research and development a nd energy efficiency	55,599	99,122	-	-	-	-	-	-	-	154,721
Payables related to the concession - Use of Public Property	31,746	-	-	-	388,547	-	-	-	-	420,293
Other payables	-	-	-	-	-	-	233	-	-	233
Tax, s ocial security, labor and civil provis ions	554,731	428,488	3,873	888	300	-	-	277,847	-	1,266,127
EQUITY	6,796,817	3,366,685	352,939	235,626	72,019	701,754	67,166	12,651,339	(11,315,593)	12,928,752
Capital	3,505,994	2,624,841	240,398	135,943	35,503	707,440	70,738	6,9 ,000	(7,320,857)	6,910,000
Equity valuation adjustments	1,139,584	(155,096)	(5,795)	-	2,088	-	9	983,159	(980,781)	983,168
Legal Reserves	297,179	135,294	9,093	18,220	4,541	-	177	624,849	(464,336)	625,017
Retained earnigs	1,700,880	761,646	109,243	81,463	29,887	-	-	3,8 ,833	(2,683,296)	3,897,656
Additional proposed dividends	153,180	-	-	-	-	-	-	235,498	(153,180)	235,498
Accrued earnings (loss es)	-	-	-	-	-	(5,686)	(3,758)	-	9,444	-
Attributable to noncontrolling interests	-	-	-	-	-	-	-	-	277,413	277,413
TOTAL	10,644,758	7,760,564	480,851	308,023	766,161	708,088	304,451	14,472,384	(12,333,835)	23,111,445
¹ Wind Farms, Copel Renováveis and Copel Participações

subject to roundings.

R$'000
Liabilities 2012	GeT	DIS	TEL	COM	ELE	UEGA	HOL	Eliminations	Consolidated
CURRENT	1,477,882	1,970,456	53,612	60,464	83,728	6,761	257,700	(1,077,159)	2,833,444
Social charges and accruals	110,182	243,128	25,393	4,333	219	108	645	-	384,008
Associated companies and parent company	419,896	694,903	14,481	45,873	4,967	3,183	1,616	(53,137)	1,131,782
Suppliers	139,614	-	-	3,214	22,921	1,189	3,251	-	170,189
Income Tax and Social Contribution payable	50,760	205,330	4,492	1,934	1,743	2,260	22,072	(111)	288,480
Other taxes	71,654	177,507	53	-	-	-	28,106	(3,311)	274,009
Loans, financing and debentures	-	-	-	-	-	-	-	-	-
Minimum compulsary dividend payable	635,489	371,863	7,982	4,929	3,931	-	201,186	(1,020,600)	204,780
Dividends payable	6,908	18,004	903	-	-	-	4	-	25,819
Post employment benefits	7,236	49,262	-	-	-	-	-	-	56,498
Customer charges due	14,831	142,936	-	-	1,832	-	-	-	159,599
Research and development and energy efficiency	884	-	-	-	47,593	-	-	-	48,477
Payables related to concession - Use of Public Property	20,428	67,523	308	181	522	21	820	-	89,803
NON-CURRENT	1,886,106	3,341,027	45,872	6,594	605,141	-	1,274,016	(1,145,187)	6,013,569
Associated companies and parent company	-	851,237	-	-	232,654	-	-	(1,083,891)	-
Suppliers	106,175	-	-	-	-	-	-	(5,267)	100,908
Ta x liabilities	-	-	-	-	-	-	-	-	-
Deferred income tax and social contribution	587,597	-	-	2,939	-	-	-	-	590,536
Loans, financing and debentures	438,396	1,607,899	25,559	-	-	-	971,721	(56,029)	2,987,546
Post-employment benefits	209,295	443,784	19,344	2,807	-	-	-	-	675,230
Research and development and energy efficiency	43,350	61,211	-	-	-	-	-	-	104,561
Payables related to the concession - Us e of Public Property	27,184	-	-	-	371,896	-	-	-	399,080
Other payables	-	-	-	-	-	-	-	-	-
Ta x, social security, labor and civil provisions	474,109	376,896	969	848	591	-	302,295	-	1,155,708
EQUITY	6,167,382	3,535,388	328,145	222,305	74,862	665,591	12,097,384	(10,729,167)	12,361,890
Capital	3,505,994	2,624,841	240,398	135,943	35,503	707,440	6,910,000	(7,250,119)	6,910,000
Equity valuation adjustments	1,290,939	(64,902)	1,139	-	2,088	-	1,214,394	(1,229,264)	1,214,394
Legal Reserves	247,134	135,294	6,706	17,295	2,444	-	571,221	(408,873)	571,221
Retained earnigs	1,123,315	840,155	79,902	69,067	34,827	-	3,337,295	(2,147,266)	3,337,295
Additional proposed dividends	-	-	-	-	-	-	64,474	-	64,474
Accrued earnings (losses)	-	-	-	-	-	(41,849)	-	41,849	-
Attributable to noncontrolling interests	-	-	-	-	-	-	-	264,506	264,506
TOTAL	9,531,370	8,846,871	427,629	289,363	763,731	672,352	13,629,100	(12,951,513)	21,208,903

subject to roundings.

7.3 Income Statement

R$'000
Income Statement 2013	GeT	DIS	TEL	COM	ELE	UEGA Other¹		HOL	Eliminations	Consolidated
NET OPERATING INCOME	2,720,589	5,961,575	187,792	423,014	217,412	106,398	-	-	(436,566)	9,180,214
El ectricity s ales to final customers	460,845	2,885,997	-	-	-	-	-	-	(2,193)	3,344,649
El ectricity s ales to distributors	1,926,037	100,055	-	-	217,412	-	-	-	(311,242)	1,932,262
Charges for the use of the main transmission grid	151,875	1,947,306	-	-	-	-	-	-	(70,205)	2,028,976
Construction revenue	136,536	898,606	-	40,999	-	-	-	-	-	1,076,141
Telecommunications	-	-	181,210	-	-	-	-	-	(39,895)	141,315
Distribution of piped ga s	-	-	-	368,620	-	-	-	-	-	368,620
Other operating revenues	45,296	129,611	6,582	13,395	-	106,398	-	-	(13,031)	288,251
OPERATING COSTS AND EXPENSES	(1,500,851)	(6,304,797)	(127,264)	(402,030)	(67,093)	(81,375)	(1,298)	(19,439)	436,520	(8,067,627)
Energy purchased for resale	(118,173)	(3,518,865)	-	-	(10,563)	-	-	-	311,242	(3,336,359)
Charges from use of grid s ystem	(204,214)	(249,465)	-	-	(9,097)	(14,014)	-	-	69,473	(407,317)
Personnel and management	(270,657)	(723,734)	(57,703)	(21,366)	(2,504)	(1,365)	(764)	(18,254)	-	(1,096,347)
Private pension and health plans	(47,478)	(118,211)	(7,738)	(1,387)	-	-	(66)	1,316)	-	(176,196)
Materials	(15,929)	(50,531)	(1,312)	(2,268)	(301)	(116)	-	(21)	-	(70,478)
Raw material and s upplies - energy production	(24,056)	-	-	-	-	(3,131)	-	-	-	(27,187)
Natural gas and s upplies for gas business	-	-	-	(295,671)	-	-	-	-	-	(295,671)
Third-party s ervices	(107,065)	(292,644)	(18,437)	(17,439)	(9,433)	(29,524)	(195)	4,783)	56,061	(423,459)
Depreciation and amortization	(293,280)	(205,110)	(27,968)	(15,780)	(26,582)	(33,728)	-	(755)	-	(603,203)
Provisions and reversals	(104,127)	(118,233)	(3,920)	(40)	-	-	-	26,765	-	(199,555)
Construction cost	(148,670)	(898,606)	-	(40,999)	-	-	-	-	-	(1,088,275)
Other operating costs and expenses	(167,202)	(129,398)	(10,186)	(7,080)	(8,613)	503	(273)	(21,075)	(256)	(343,580)
EQUITY IN EARNINGS OF SUBSIDIARIES	33,744	-	-	-	-	-	-	1,1116,830	(1,036,968)	113,606
PROFIT BEFORE FINANCIAL RESULTS AND TAXES	1,253,482	(343,222)	60,528	20,984	150,319	25,023	(1,298)	1,0997,391	(1,037,014)	1,226,193
FINANCIAL INCOME (EXPENSES)	109,507	228,938	3,078	4,443	(86,799)	18,664	432	2,000	48	280,311
EARNINGS BEFORE INCOME TAXES	1,362,989	(114,284)	63,606	25,427	63,520	43,687	(866)	1,0999,391	(1,036,966)	1,506,504
Operational Profit	(502,241)	-	(14,661)	(7,806)	(22,288)	(7,524)	-	-	-	(554,520)
Deferred i ncome tax and s ocial contribution	140,141	35,775	(1,213)	864	715	-	-	(26,831)	-	149,451
NET INCOME	1,000,889	(78,509)	47,732	18,485	41,947	36,163	(866)	1,0772,560	(1,036,966)	1,101,435
EBITDA	1,546,762	(138,112)	88,496	36,764	176,901	58,751	(1,298)	1,0998,146	(1,037,014)	1,829,396
¹ Wind Farms, Copel Renováveis and Copel Participações.

subject to roundings.

R$'000
Income Statement 2012	GeT	DIS	TEL	COM	ELE	UEGA	Other¹	HOL	Eliminations	Consolidated
NET OPERATING INCOME	2,242,665	5,892,171	172,445	359,090	211,724	86,442	54	-	(471,339)	8,493,252
Electricity sales to final customers	137,990	2,490,638	-	-	-	-	-	-	(3,119)	2,625,509
Electricity sales to distributors	1,559,997	155,463	-	-	210,576	-	54	-	(302,583)	1,623,507
Charges for the use of the main transmission grid	444,653	2,500,075	-	-	-	-	-	-	(114,095)	2,830,633
Construction revenue	59,977	665,601	-	24,185	-	-	-	-	-	749,763
Telecommunications	-	-	166,713	-	-	-	-	-	(41,148)	125,565
Distribution of piped gas	-	-	-	325,012	-	-	-	-	-	325,012
Other operating revenues	40,048	80,394	5,732	9,893	1,148	86,442	-	-	(10,394)	213,263
OPERATING COSTS AND EXPENSES	(1,374,149)	(5,968,827)	(139,403)	(332,128)	(59,006)	(61,350)	(118)	(37,162)	471,384	(7,500,759)
Energy purchased for resale	(164,607)	(2,939,447)	-	-	(6,199)	-	-	-	302,518	(2,807,735)
Charges from use of grid system	(210,118)	(648,501)	-	-	(9,588)	(14,277)	-	-	110,123	(772,361)
Personnel and management	(317,712)	(824,102)	(70,253)	(19,891)	(2,252)	(1,289)	-	(10,152)	-	(1,245,651)
Private pension and health plans	(44,315)	(126,187)	(8,591)	(3,039)	-	-	-	(746)	-	(182,878)
Materials	(17,934)	(48,296)	(1,800)	(1,413)	(162)	(147)	(2)	(33)	-	(69,787)
Raw material and supplies - energy production	(22,641)	-	-	-	-	(2,870)	-	-	-	(25,511)
Natural ga s and supplies for gas business	-	-	-	(247,770)	-	-	-	-	-	(247,770)
Third-party services	(93,560)	(320,135)	(17,280)	(14,206)	(8,269)	(9,038)	(23)	(3,863)	57,496	(408,878)
Depreciation and amortization	(254,324)	(192,344)	(28,019)	(13,769)	(27,383)	(33,175)	(86)	(755)	-	(549,855)
Provisions and reversals	(80,212)	(118,986)	(4,316)	(1,086)	-	-	-	(14,196)	-	(218,796)
Construction cost	(43,791)	(665,601)	-	(24,185)	-	-	-	-	-	(733,577)
Other operating costs and expenses	(124,935)	(85,228)	(9,144)	(6,769)	(5,153)	(554)	(7)	(7,417)	1,247	(237,960)
EQUITY IN EARNINGS OF SUBSIDIARIES	16,041	-	-	-	-	-	-	732,313	(741,669)	6,685
PROFIT BEFORE FINANCIAL RESULTS AND TAXES	884,557	(76,656)	33,042	26,962	152,718	25,092	(64)	695,151	(741,624)	999,178
FINANCIAL INCOME (EXPENSES)	48,624	5,644	3,444	4,769	#######	12,178	110	1,051	(45)	(26,650)
EARNINGS BEFORE INCOME TAXES	933,181	(71,012)	36,486	31,731	50,293	37,270	46	696,202	(741,669)	972,528
Operational Profit	(263,071)	(124,691)	(13,653)	(13,155)	(30,244)	(8,902)	(74)	(4,467)	-	(458,257)
Deferred income tax and social contribution	30,414	152,283	5,174	2,178	13,247	-	-	8,953	-	212,249
NET INCOME	700,524	(43,420)	28,007	20,754	33,296	28,368	(28)	700,688	(741,669)	726,520
EBITDA	1,138,881	115,688	61,061	40,731	180,101	58,267	22	695,906	(741,624)	1,549,033
¹ Wind Farms.

subject to roundings.

8. Power Market

COPEL’s electricity sales to final customers, comprising Copel Distribuição’s sales in the captive market and Copel GeT’s sales in the free market, increased by 9.6% in the year.

This result was chiefly due to the 21.3% upturn in electricity sales to industrial customers thanks to the performance of this economic sector in Paraná State in 2013 (5.6% up, versus 1.2% up in Brazil as a whole) and Copel GeT's strategy of allocating more energy to the free market, allowing sales to industrial customers in other States.

The table below breaks down energy sales by customer segment:

Segment	Market			Energy Sold (GWh)
		4Q13	4Q12	Var. %	2013	2012	Var. %
Residential		1,755	1,691	3.8	6,888	6,559	5.0
Industrial	Total	2,703	2,229	21.3	10,675	8,799	21.3
	Captive	1,681	1,857	(9.5)	6,605	7,405	(10.8)
	Free	1,022	372	174.7	4,070	1,394	192.0
Commercial	Total	1,306	1,302	0.3	5,086	5,058	0.6
	Captive	1,303	1,300	0.2	5,074	5,048	0.5
	Free	3	3	20.0	12	10	20.0
Rural		525	513	2.3	2,081	2,025	2.8
Other		589	575	2.4	2,278	2,211	3.0
Energy Supply		6,878	6,310	9.0	27,008	24,652	9.6

8.1 Captive Market

Electricity sales to Copel Distribuição’s captive market decreased by 1.4% in 2013 in comparison with 2012, chiefly due to the migration of industrial customers to the free market. Should the effect of the migrations to the free market be disregarded, COPEL’s captive market would grow by 3.2% in the period.

The residential segment consumed 6,888 GWh, 5.0% up, due to the 3.9% increase in the customer base and the upturn in average consumption in the period, as a result of the increase in the employment level and higher income. At the end of 2013, this segment accounted for 30.1% of COPEL’s captive market, totaling 3,320,098 residential customers.

The industrial segment, in the captive market, consumed 6,605 GWh, 10.8% down, due to the migration of large industrial customers to the free market. Should the effect of this migration be disregarded, the segment would grow by 3.5% over 2012, reflecting the growth in industrial production in the State. At the end of the period, this segment accounted for 28.8% of COPEL’s captive market, with the company supplying power to 93,491 industrial customers.

The commercial segment consumed 5,074 GWh, 0.5% higher than in the same period the year before. At the end of 2013, this segment accounted for 22.1% of COPEL’s captive market, with the company supplying power to 338,502 customers.

subject to roundings.

The rural segment consumed 2,081 GWh, growing by 2.8%, mainly due to the strong performance of agribusiness in the State of Paraná. At the end of December, this segment accounted for 9.1% of COPEL’s captive market, with the company supplying power to 372.835 rural customers.

Other segments (public agencies, public lighting, public services and own consumption) consumed 2,278 GWh, 3.0% up in the period. These segments jointly account for 9.9% of COPEL’s captive market, totaling 56,567 customers at the end of the period. The following table shows captive market trends by consumption segment:

GWh
Segment	4Q13 (1)	3Q13 (2)	4Q12 (3)	Var. % (1/3)	2013 (4)	2012 (5)	Var. % (4/5)
Residentia l	1,755	1,737	1,691	3.8	6,888	6,559	5.0
Industria l	1,681	1,682	1,857	(9.5)	6,605	7,405	(10.8)
Comme rcia l	1,303	1,220	1,300	0.3	5,074	5,048	0.5
Rural	525	484	513	2.5	2,081	2,025	2.8
Other	589	571	575	2.4	2,278	2,211	3.0
Captive Segment Total	5,853	5,694	5,936	(1.4)	22,926	23,248	(1.4)

8.2 Grid Market (TUSD)

Copel Distribuição’s grid market, comprising the captive market, concessionaires and licensees in the State of Paraná, and all free consumers within the Company’s concession area, grew by 4.2%, as shown in the following table:

GWh
	4Q13	3Q13	4Q12	Var. %	2013	2012	Var. %
	(2)	(2)	(2)	(1/3)	(3)	(4)	(4/5)
Captive Market	5,853	5,694	5,936	(1.4)	22,9,926	23,248	(1.4)
Concession and permission holders	170	170	163	4.5	666	635	4.9
Free Customers (*)	1,180	1,175	815	44.8	4,43,439	3,020	47.0
Grid Market	7,203	7,039	6,913	4.2	28,031	26,903	4.2
* Total free customers supplied by COPEL GeT and other suppliers within COPEL DIS’ concession area.

subject to roundings.

8.3 Energy Flow

COPEL Consolidated

GWh
	9M13	9M12	Var.%
Own Generation	24,420	18,181	34.3
Purchased energy	29,398	31,277	(6.0)
Itaipu	5,193	6	(1.2)
Auction – CCEAR	15,645	19,009	(17.7)
Itiquira	912	914	(0.2)
Dona Francisca	612	613	(0.2)
CCEE (MCP)	1,351	969	39.4
Angra	1,050	-	-
CCGF	1,272	-	-
MRE	1,587	3	(41.3)
Proinfa	590	624	(5.4)
Elejor	1,186	9	(0.3)
Total Available Power	53,818	49,458	8.8
Captive Market	22,926	23,248	(1.4)
Concessionaires*	620	635	(2.4)
Free Customers	4,082	4	190.7
Bilateral Agreements	5,233	7	283.0
Auction – CCEAR	7,220	15,096	(52.2)
CCEE (MCP)	2,000	132	-
MRE	7,855	1	108.9
Losses and Differences	3,882	5	1.8
Basic network losses	1,119	2	11.7
Distribution losses	2,517	6	(1.5)
CG contract allocation	246	257	(4.3)

* Not including the 46 GWh consumed by the Concessionaire CFLO in February and March, for it was not supplied by Copel Distribuição.
mounts subject to changes after settlement by CCEE
CCEAR: Energy Purchase Agreements in the Regulated Market
MRE: Energy Reallocation Mechanism
CCEE (MCP): Electric Power Trade Chamber (Short-term market)
CG: Center of gravity of the Submarket (difference between billed and energy received from CG)

subject to roundings.

Copel Geração e Transmissão

GWh
	2013	2012	Var. %
Own Generation	24,420	18,181	34.3
CCEE (MCP)	306	665	(54.0)
MRE	1,587	2,703	(41.3)
Dona Francisca	612	613	(0.2)
Total Available Power	26,925	22,162	21.5
Bilateral Agreements	5,233	1,367	282.8
CCEAR – COPEL Distribuição	831	1,316	(36.9)
CCEAR – Other	6,389	13,780	(53.6)
Free Customers	4,082	1,404	190.7
CCEE (MCP)	1,938	96	-
MRE	7,855	3,761	108.9
Losses and differences	597	438	36.3

Copel Distribuição

GWh
	2013	2012	Var. %
Itaipu	5,193	5,256	(1.2)
CCEAR – Copel Geração e Transmissão	831	1,316	(36.8)
CCEAR – Other	14,814	17,457	(15.1)
CCEAR – Adjustment auction	-	236	-
CCEE (MCP)	1,045	304	244.3
Angra	1,050	-	-
CCGF	1,272	-	-
Itiquira	912	914	(0.2)
Proinfa	590	624	(5.4)
El ejor S.A	1,186	1,189	(0.3)
Available Power	26,893	27,296	(1.5)
Captive market	22,926	23,248	(1.4)
Wholesale*	620	635	(2.4)
CCEE (MCP)	62	36	72.22
Losses and differences	3,285	3,377	(2.7)
Basic network losses	522	564	(7.4)
Distribution losses	2,517	2,556	(1.5)
CG contract allocation	246	257	(4.3)
Not including the 46 GWh consumed by the Concessionaire CFLO in February and March, for it was not supplied by Copel Distribuição.

subject to roundings.

9. Supplementary Information

9.1 Tariffs

Power Purchase Average Tariff – Copel Distribuição

R$ / MWh
Tariff	Amount Ave age MW	Dec/13 (1)	Sep/13 (2)	Dec/12 (3)	Var. % (1/2)	Var. % (1/3)
Itaipu [1]	565	129.61	128.30	107.63	1.0	20.4
Auction – CCEAR 2006 – 2013	812	105.57	105.58	97.67	-	8.1
Auction – CCEAR 2007 – 2014	54	147.81	147.81	139.38	-	6.0
Auction – CCEAR 2008 – 2015	52	124.77	124.78	117.36	-	6.3
Auction – CCEAR 2010 – H30	72	168.17	168.17	157.90	-	6.5
Auction – CCEAR 2010 – T15 [2]	67	178.06	178.06	167.19	-	6.5
Auction – CCEAR 2011 – H30	58	172.65	172.65	162.11	-	6.5
Auction – CCEAR 2011 – T15 [2]	54	196.33	196.33	184.34	-	6.5
Auction – CCEAR 2012 – T15 [2]	115	176.13	176.13	165.37	-	6.5
Angra	120	133.11	137.55	-	(3.2)	-
CCGF [3]	145	31.48	32.42	-	(2.9)	-
Santo Antônio	53	107.01	107.01	-	-	-
Jirau	55	94.12	94.12	-	-	-
Others Auctions [4]	393	169.63	169.63	149.90	-	13.2
Bilaterals	239	176.36	176.38	163.77	-	7.7
Total / Tariff Average Supply	2,855	132.65	132.57	115.08	0.1	15.3

1 Furnas transport charge not included.
2 Average auction price restated according to the IPCA inflation index. The price comprises in fact three components: a fixed component, a variable component, and expenses at the Electric Energy Trading Chamber (CCEE). The cost of the latter two components is dependent upon the dispatch of facilities according to the schedule set by the National System Operator (ONS).
3 Contract of quotas of assured power of those HPPs which concessions were extended pursuant the new rules of Law 12,783/13.
4 Products average price.

Sales to Final Customers (Retail) Average Tariff – without ICMS

R$ / MWh
Tariff	Dec/13 (1)	Sep/13 (2)	Dec/12 (3)	Var % (1/2)	Var % (1/3)
Industrial*	208.39	208.32	220.00	0.0	(5.3)
Residential	263.47	266.52	293.62	(1.1)	(10.3)
Commercial	239.79	242.70	265.67	(1.2)	(9.7)
Rural	160.56	162.37	178.04	(1.1)	(9.8)
Other	186.72	188.94	206.89	(1.2)	(9.7)
Retail distribution average rate	225.33	227.53	245.80	(1.0)	(8.3)
* Value-added tax not included.

subject to roundings.

Sales to Distributors Average Tariff – Copel Geração e Transmissão

R$ / MWh
Tariff	Amount Average MW	Dec/13 (1)	Sep/13 (2)	Dec/12 (3)	Var. % (1 / 2)	Var. % (1 / 3)
Copel Geração e Transmissão[1]	850	125.18	123.81	110.17	1.1	13.6
Auction CCEAR 2006 - 2013	343	104.49	103.66	98.27	0.8	6.3
Auction CCEAR 2007 - 2014	82	116.70	115.37	112.82	1.2	3.4
Auction CCEAR 2008 - 2015	79	123.70	122.79	116.77	0.7	5.9
Auction CCEAR 2009 - 2016	237	141.43	140.76	132.92	0.5	6.4
Auction CCEAR 2011 - 2040 ( HPP Mauá)	101	161.33	159.99	141.14	0.8	-
Auction CCEAR 2013 - 2042 (Cavernoso II)	8	176.10	171.81	-	2.5	-
Copel Distribuição
Concession holders in the State of Paraná	71	154.24	153.51	147.65	0.5	4.5
Total / Tariff Weighted Average Supply	921	127.42	126.19	98. 9	1.0	29.1
¹ The 914 MW average related to the Auction 2005-2012 is considered in the average price of September/2012.

subject to roundings.

9.2 Main Operational Indicators on December 31, 2013

Generation
Copel GeT
Plants in operation	21 (19 hydro, 1 thermal e 1 wind)
Plants under construction (HPP Colíder and Baixo Iguaçu)	2 hydro
Automated and remote-controlled power plants	14
Installed capacity in operation	4.756 MW
Installed capacity under construction	405 MW
Wind Farms
Wind Farms in operation ¹	4
Wind Farms under construction	7
Installed capacity	278 MW
Partnership
Plants in operation	6 (5 hidrelétricas, 1 termelétrica)
Automated and remote-controlled power plants	3
Installed capacity [2]	606 MW
Transmission
Copel GeT
Transmission lines in operation	2.174 km
Transmission lines under construction	524 km
Substations in operation (Installed Power)	32 (11.502 MVA)
Substations under construction (Installed Power)	3 (750 MVA)
Partnership
Transmission Lines under construction [2]	1.948 km
Substation under construction (Installed Power)[2]	12 (1.688 MVA)
Distrubution
Distribution lines	187.743 km
Substations	361 (100% automated)
Installed power substations	10.105 MVA
Municipalities served	395(3)
Locations served	1,113
Captive customers	4,2 millions
DEC (in hundredths of an hour and minute)	11.62
FEC (number of outages)	8.06
Telecommunication
Optical cables in the main ring (interurban)	9.490 km
Optical cables self-sustained (urban)	15.381 km
Cities served in Parana State	399
Cities served in Santa Catarina State	2
Customers	8,270
Administration
Employees (wholly owned subsidiaries)	8,647
Copel Geração e Transmissão	1,702
Copel Distribuição	6,375
Copel Telecomunicações	434
Customers by distribution employee	656
¹ The commercial operation will start after the completion of the works of transmission facilities intended for basic network access to the responsibility of distribution / transmission agent.
² Proportional to COPEL's stake.
³ 3 municipalities partially met in the rural area.

subject to roundings.

9.3 Main Financial Indicators on December 31, 2013

Financial Indicators
VPS	R$ 47.24 per share
EBITDA	R$ 1,859 million
Current Liquidity	1.4 times

9.4 2013 Results Conference Call

2013 Results Conference Call:

>      Wednesday, March 19, 2014, at 2:00 p.m. (Brasília time)

>      Telephone:  (+1  516) 300 1066

>      Code:   COPEL

A live webcast of the conference call will be available at: www.copel.com/ir

Please connect 15 minutes before the call.

Investor Relations – COPEL

ri@copel.com

Telephone: +55  (41) 3222-2027

Fax: + 55 (41) 3331-2849

The information contained in this press release may contain forward-looking statements that reflect management’s current view and estimates of future economic circumstances, industry conditions, company performance, and financial results. Any statements, expectations, capabilities, plans and assumptions contained in this press release that do not describe historical facts such as statements regarding the declaration or payment of dividends, the direction of future operations, the implementation of relevant operating and financial strategies, the investment program, factors or trends affecting the Company’s financial condition, liquidity or results of operations are forward-looking statements within the meaning of the  U.S. Private Securities Litigation Reform Act of 1995 and involve a number of risks and uncertainties. There is no guarantee that these results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.

subject to roundings.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date: April 4, 2014

COMPANHIA PARANAENSE DE ENERGIA – COPEL

By:	/S/ Lindolfo Zimmer
Lindolfo Zimmer CEO

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.